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ALEXANDER KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

April 25, 2018

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 653 to the Registration Statement on Form N-1A

Dear Mr. Williamson,

This letter responds to the comments you provided to Michael Shea of Dechert LLP and me in a telephonic discussion on April 3, 2018, with respect to your review of Post-Effective Amendment No. 653 (“PEA No. 653”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 16, 2018. PEA No. 653 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), for the purpose of (i) registering Class R6 Shares of the Goldman Sachs Managed Futures Strategy Fund, the Goldman Sachs International Equity Dividend and Premium Fund, the Goldman Sachs International Tax-Managed Equity Fund, the Goldman Sachs U.S. Tax-Managed Equity Fund and the Goldman Sachs U.S. Equity Dividend and Premium Fund; and (ii) incorporating all supplements filed since April 28, 2017 to the registration statement of the Goldman Sachs Select Satellite Funds and the Goldman Sachs Tax-Advantaged Equity Funds, including the supplement notifying shareholders of certain changes to the investment objective, principal investment strategy and risks of the Goldman Sachs Alternative Premia Fund (formerly known as the Goldman Sachs Dynamic Allocation Fund). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.	Comment: The SEC staff (“Staff”) notes that the Registrant has filed several Rule 485(a) filings since September 2017 to add Class R6 Shares to various existing series. Please confirm that Staff comments given on prior filings have been considered or will be considered, regardless of whether any comments are repeated during this discussion. Please also consider whether the Staff’s comments apply to multiple places in the registration statement.

Response: The Registrant confirms that Staff comments given on prior filings were considered and incorporated into PEA No. 653 where appropriate. The Registrant also confirms that it will consider whether the Staff’s comments apply to multiple places in the registration statement.

Goldman Sachs Select Satellite Funds Prospectus

2.	Comment: The Staff notes that the investment objective for the Absolute Return Tracker Fund is “to deliver long-term total return consistent with investment results that approximate the return and risk patterns of a diversified universe of hedge funds.” The Staff notes further that the Fund’s principal investment strategy indicates that the Investment Adviser “uses industry analysis of hedge funds, including hedge fund return databases, prime brokerage reports, industry participants and regulatory filings and other public sources” to establish Market Exposures and Trading Strategies. Please clarify whether the Fund’s strategy involves replicating what the Investment Adviser believes to be trends in the hedge fund industry or developing unique ideas based on hedge fund-like strategies. Additionally, please consider adding enhanced risk disclosure relating to the timeliness and completeness of information that the Investment Adviser uses to develop the Fund’s strategies and the potential impact on the Fund’s ability to achieve its investment objective.

Response: The Registrant notes that the Investment Adviser employs Market Exposures and Trading Strategies in order to both reflect what the Investment Adviser believes to be trends in the hedge fund industry as well as to employ unique trading strategies that the Investment Adviser believes best represent a diversified universe of hedge funds. In response to this comment, the Registrant has revised the “Management Risk” disclosure in the “Risks of the Funds” section to add the underlined text below:

Management Risk—A strategy used by the Investment Adviser may fail to produce the intended results. With respect to the Absolute Return Tracker Fund, the Investment Adviser attempts to execute a complex strategy using a proprietary quantitative model. Investments selected using this model may perform differently than expected as a result of the Market Exposures and Trading Strategies used in the models, the weight placed on each Market Exposure or Trading Strategy, changes from a Market Exposure’s or Trading Strategy’s historical trends, the speed that market conditions change and technical issues in the construction and implementation of the models (including, for example, data problems and/or software issues).

There is no guarantee that the Investment Adviser’s use of the quantitative model will result in effective investment decisions for the Absolute Return Tracker Fund. With respect to the Alternative Premia Fund, the Investment Adviser attempts to execute a complex dynamic strategy using proprietary models. There is no guarantee that the Investment Adviser will correctly forecast the risk of particular instruments or asset classes or effectively make changes to the quantitative methodology utilized by the Alternative Premia Fund. The Alternative Premia Fund may allocate assets to an asset class that underperforms other asset classes. The Investment Adviser’s attempts to modulate the level of risk in the Alternative Premia Fund when market conditions are stressed may not be successful. With respect to the Managed Futures Strategy Fund, the Investment Adviser attempts to execute a complex strategy using proprietary models. There is no guarantee that the Investment Adviser will correctly forecast the risk of particular instruments or sectors or effectively make changes to the quantitative methodology utilized by the Managed Futures Strategy Fund. The Managed Futures Strategy Fund may allocate assets to an asset class or sector that underperforms other asset classes and sectors. Additionally, commonality of holdings across quantitative money managers may amplify losses.

The use of proprietary quantitative models could be adversely impacted by unforeseeable software or hardware malfunction and other technological failures, power loss, software bugs, malicious code such as “worms,” viruses or system crashes or various other events or circumstances within or beyond the control of the Investment Adviser. Certain of these events or circumstances may be difficult to detect. Models that have been formulated on the basis of past market data may not be predictive of future price movements. Models may not be reliable if unusual or disruptive events cause market movements, the nature or size of which are inconsistent with the historical performance of individual markets and their relationship to one another or to other macroeconomic events. Models also rely heavily on data that may be licensed from a variety of sources, and the functionality of the models depends, in part, on the timeliness and accuracy of voluminous data inputs.

3.	Comment: The Staff notes that the Alternative Premia Fund’s principal investment strategy states that “[t]he Fund seeks to maintain a consistent level of volatility over the long term.” Please consider clarifying this phrase, as volatility can be consistently low or high and is often managed in the short term as opposed to the long term. Please consider revising the disclosure in the “Summary—Principal Strategy” and “Investment Management Approach—Principal Investment Strategies—Alternative Premia Fund” sections to address how the Fund plans to manage volatility in the long term.

Response: The Registrant notes that the Fund manages volatility in the short term with a long-term volatility target in mind. The Investment Adviser’s risk model adjusts the Fund’s exposure in response to a consistently low or high volatility environment (e.g., in periods of low volatility, the Investment Adviser may increase exposure to securities held by the Fund on a pro rata basis). The Registrant believes that the current disclosure accurately reflects this strategy. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

4.	Comment: The Staff notes that the Alternative Premia Fund’s principal investment strategy states that the Alternative Risk Premia to which the Fund seeks exposure “may be classified into certain styles, including ‘carry,’ ‘value,’ ‘momentum,’ and ‘structural.’” Please consider revising the disclosure in the “Summary—Principal Strategy” and “Investment Management Approach—Principal Investment Strategies—Alternative Premia Fund” sections to explain these styles in plain English and disclose how the Investment Adviser invests Fund assets to implement these strategies.

Response: The Registrant notes that the “Summary—Principal Strategy” and “Investment Management Approach—Principal Investment Strategies—Alternative Premia Fund” sections each contain the following disclosure:

Carry styles seek to capitalize on the tendency for higher yielding assets to outperform lower yielding assets. Value styles seek to take advantage of the tendency for assets with low or high market prices to revert to their fundamental valuation. Momentum styles seek to exploit the tendency for recent relative price movements to continue in the near future. Structural styles seek to profit from anomalies or mispricing present in the market.

The Registrant believes that this disclosure sufficiently describes in plain English these investment styles and, in the context of the Fund’s investment strategy, adequately addresses how the Investment Adviser may invest Fund assets. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

5.	Comment: The Staff notes that the Alternative Premia Fund’s principal investment strategy states that “Alternative Risk Premia aim to generate returns by providing compensation for identified risks or by taking advantage of structural trading imbalances in certain markets.” Please consider revising to clarify this statement.

Response: The Registrant has revised the Fund’s principal investment strategy to remove this statement. The Registrant believes that the remaining disclosure describing the Fund’s principal investment strategy is sufficiently clear and useful to investors.

6.	Comment: The Staff notes that the Alternative Premia Fund’s principal investment strategy references various derivative instruments in which the Fund may invest to implement its strategy. Please consider revising to provide a more definitive discussion of the derivatives that the Fund intends to principally use, how the Fund intends to use them, and the extent to which the Fund intends to use them (i.e., what sort of economic or notional exposures will the Fund have relative to asset levels)? Please refer to the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Fund has listed the derivatives that it expects to use in connection with carrying out its principal investment strategy as well as the related risks associated with such investments in accordance with the guidance found in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010). Consistent with the letter, the Registrant’s disclosure focuses on the Fund’s anticipated investment operations, rather than on investments that the Fund might make. In addition, the Fund may utilize additional derivative instruments consistent with the Fund’s principal investment strategy and risks. The Registrant has added the following language to the Fund’s principal investment strategy in response to this comment: “Given the dynamic nature of the Investment Adviser’s process and the underlying exposures within the Fund, the Fund’s overall exposure to derivative instruments will vary over time.”

7.	Comment: The Staff notes that the Alternative Premia Fund includes “Short Position Risk” in the “Summary—Principal Risks of the Fund” section. Please confirm supplementally that the operating expenses in the Fund’s fee table include interest and dividend expenses relating to the Fund’s short sale activities.

Response: The Registrant confirms that there were no interest or dividend expenses relating to the Alternative Premia Fund’s short sale activities incurred during the fiscal year ended December 31, 2017.

8.	Comment: The Staff notes that footnote 2 to the Managed Futures Strategy Fund’s fee table states that “‘Other Expenses’ for Class R6 … Shares have been estimated to reflect expenses expected to be incurred during the current fiscal year.” Please explain supplementally how the Registrant estimated expenses for the Fund’s Class R6 Shares.

Response: Instruction 3(d)(i) to Item 3 of Form N-1A provides that a fund should base the expense figures reported in its fee and expense table on the expenses the fund incurred during its most recent fiscal year. However, Class R6 Shares of the Fund have not yet commenced operations, and the Fund therefore did not incur expenses with respect to the share class during the most recent fiscal year. Form N-1A does not provide instructions for how to report expenses for a new share class of an existing fund; however, instruction 6(a) to Item 3 of Form N-1A provides that new funds should provide estimated figures for “Other Expenses” that reflect the expenses the fund expects to incur during the current fiscal year. Based on the above, in estimating expenses for Class R6 Shares, the Investment Adviser has considered the expenses incurred by the Fund’s other share classes based on actual operations, as well as any differences in contractual expenses and other expense components between Class R6 Shares and these other share classes. The Registrant believes that the estimated expenses for Class R6 Shares are reasonable.

9.	Comment: The Staff notes that footnote 3 to the Managed Futures Strategy Fund’s fee table states that “‘Acquired Fund Fees and Expenses’ are based on estimated amounts for the current fiscal year.” Please explain supplementally why using estimated expenses rather than actual expenses for the Fund’s Acquired Fund Fees and Expenses is appropriate.

Response: The Registrant has revised footnote 3 to the Managed Futures Strategy Fund’s fee table to remove language relating to estimated amounts for Acquired Fund Fees and Expenses. The Registrant notes that it had previously included this language in the registration statement filed on April 28, 2017 because the Fund had begun investing in a wholly-owned subsidiary during the fiscal year preceding that filing.

10.

Comment: The Staff notes that the “Investment Management Approach—Principal Investment Strategies—Absolute Return Tracker Fund” section states that “[t]he Fund’s quantitative methodology selects Market Exposures and Trading Strategies from a universe of investable exposures identified by the Investment Adviser that may contribute to the performance of the Hedge Fund Sub-Strategies.” Please explain supplementally whether there are exposures and strategies implemented by hedge funds that could not be utilized by the Fund as an open-end fund, and if so, what they are. Please ensure that the Absolute Return Tracker Fund’s risk disclosure adequately addresses any material limitations on the Fund’s ability to pursue its investment objective.

Response: The Registrant confirms that there are strategies and exposures that are implemented by hedge funds that could not be utilized by the Fund as an open-end fund, including strategies involving leverage, illiquid investments and derivatives, among others. In addition, the Registrant notes that the “Strategy Risk” risk tile in the “Risks of the Funds” section addresses certain limitations on the Fund’s ability to pursue its investment objective by disclosing the following:

From time to time, regulatory constraints or other considerations may prevent the Absolute Return Tracker Fund from replicating precisely the returns of a Market Exposure or Trading Strategy. This may occur for a number of reasons. For example, the Absolute Return Tracker Fund is taxed as a regulated investment company under the Code, and the Code imposes certain percentage limitations applicable to investments by regulated investment companies. To the extent it would result in a violation of the Code, the Absolute Return Tracker Fund would be prevented from investing in instruments that are directly linked to the Market Exposures or Trading Strategies. Similarly, other regulatory constraints, such as limitations on the ability of the Fund to invest more than a certain percentage in illiquid securities, may also prevent the Absolute Return Tracker Fund from precisely replicating a Market Exposure or Trading Strategy. In each of these circumstances, the Investment Adviser will employ a strategy whereby the Absolute Return Tracker Fund will invest in instruments that, in the aggregate, are deemed by the Investment Adviser to provide investment returns similar to those of the Market Exposures or Trading Strategies. To the extent the Absolute Return Tracker Fund employs this strategy, it is subject to the risk that the securities selected by the Investment Adviser pursuant to this strategy may not, in fact, provide investment performance that closely tracks the performance of the specific Market Exposure or Trading Strategy.

Accordingly, no changes have been made in response to this comment.

11.	Comment: The Staff notes that the “Investment Management Approach—Principal Investment Strategies—Absolute Return Tracker Fund” section states “[t]he Investment Adviser makes no warranty as to the correctness of the information considered and takes no responsibility for the accuracy of such information or the impact of any inaccuracy of such information on the Fund.” Please remove this statement or explain supplementally why it is appropriate.

Response: The Registrant notes that this statement is meant to convey that the Investment Adviser relies on third-party data that it believes to be reliable, but it cannot guarantee the accuracy or availability of such data. The Registrant has deleted the sentence containing this statement and replaced it with the following: “The Investment Adviser relies on third-party data that it believes to be reliable, but it does not guarantee the accuracy of such third-party data.”

12.	Comment: The Staff notes that the Absolute Return Tracker Fund provides a monthly fund update on the Fund’s website. The February 2018 update states that “trend and risk-managed put writing strategies” detracted most from the Fund’s year-to-date relative results. Please explain supplementally the strategies that the Fund employed, including the type of puts written and how much these puts are covered, and quantify the impact on the Fund’s results. Please confirm that the Fund’s prospectus disclosure appropriately describes not only the nature but also the extent of Fund’s activities.

Additionally, the Staff notes that the monthly fund update suggests that the Fund has short exposure to equity volatility. If volatility-related strategies will be part of the Fund’s principal investment strategies, please provide clear, concise, and understandable disclosure describing what volatility is and the Fund’s strategies with respect to volatility.

Response: The Registrant notes that the Fund employs a risk-managed put writing strategy that aims to capture the volatility risk premium by selling exchange-traded S&P 500 Index put options on a monthly basis. The risk management component of this strategy is intended to limit the Fund’s sensitivity to equity markets (in this case, equity markets represented by the S&P 500 Index). In February 2018, the Fund’s risk-managed put writing detracted 0.20% from the Fund’s performance. The Registrant notes that it lists in the Fund’s principal investment strategy “[o]ptions (including listed equity index put and call options…)” and “[f]utures (including equity index futures …)” as instruments in which the Fund may invest. Moreover, the “Short Position Risk” risk tile discloses that the Fund may enter into short positions through the use of futures contracts and options. Accordingly, the Registrant believes that the Fund’s prospectus disclosure adequately and appropriately describes the nature and extent of the Fund’s activities.

In addition, the Registrant notes that the mention of “equity volatility” is in reference to the risk-managed put writing strategies described above. As noted above, the Registrant believes that the Fund’s disclosure with respect to such strategies is adequate and appropriate. Accordingly, no changes have been made in response to this comment.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos

cc:	Joseph McClain, Goldman Sachs Asset Management, L.P.

Brenden Carroll, Dechert LLP

Chelsea Childs, Dechert LLP